EXHIBIT 99.1

ING provides update on dividend in the context of the coronavirus pandemic

ING provides update on dividend in the context of the coronavirus pandemic

ING is fully committed to helping our customers and supporting society in coping with the coronavirus pandemic. In many countries we are working with the local industry and governments to provide businesses and individuals the necessary financial flexibility while ensuring we continue to play the vital role banks have in society, providing key banking services through our network.

In that context, ING announced today it will follow the recommendations made by the European Central Bank to European banks on 27 March 2020 regarding dividend distributions. ING is well capitalised, above regulatory requirements, but in line with the ECB’s recommendations, it will suspend any payment of dividends on its ordinary shares until at least 1 October 2020. At the Annual General Meeting scheduled for 28 April 2020, the proposal to pay a final 2019 dividend (agenda item 3B) will not be put up for a vote and will be removed from the agenda. In addition, ING does not expect to make an interim-dividend payment from 2020 earnings and will review any further dividend announcements after 1 October 2020.

Ralph Hamers, CEO of ING said: “These are extraordinary times for all of us. ING is taking all necessary steps to ensure the wellbeing of our employees and the continued support of our customers. I am proud of the efforts of our employees across various countries who have provided assistance to thousands of customers. While we are well capitalised and funded, and strive to provide our shareholders an attractive return, we think it is prudent to follow the ECB’s recommendations for all European banks regarding dividend payments, enabling us even greater flexibility to support our customers and society in this crisis and work together with governments and regulators towards a recovery.”

As reported, ING has scheduled its Annual General Meeting for Tuesday 28 April 2020. The full details of all AGM proposals are included in the proxy materials for ING’s 2020 AGM, which are available at www.ing.com/agm. Information in the ING Group 2019 Annual Report regarding dividend is deemed to be amended by the new information in this release.

Note for editors

For further information on ING, please visit www.ing.com. Frequent news updates can be found in the Newsroom or via the @ING_news Twitter feed. Photos of ING operations, buildings and its executives are available for download at Flickr. ING presentations are available at SlideShare.

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ING PROFILE

ING is a global financial institution with a strong European base, offering banking services through its operating company ING Bank. The purpose of ING Bank is empowering people to stay a step ahead in life and in business. ING Bank’s more than 53,000 employees offer retail and wholesale banking services to customers in over 40 countries.

ING Group shares are listed on the exchanges of Amsterdam (INGA AS, INGA.AS), Brussels and on the New York Stock Exchange (ADRs: ING US, ING.N).

Sustainability forms an integral part of ING’s strategy, evidenced by ING’s ranking as Leader in the banks industry group by Sustainalytics and ‘A’ rating in MSCI’s ratings universe. ING Group shares are included in major sustainability and Environmental, Social and governance (ESG) index products of leading providers STOXX, Morningstar and FTSE Russell.

IMPORTANT LEGAL INFORMATION

Elements of this press release contain or may contain information about ING Groep N.V. and/ or ING Bank N.V. within the meaning of Article 7(1) to (4) of EU Regulation No 596/ 2014.

Certain of the statements contained herein are not historical facts, including, without limitation, certain statements made of future expectations and other forward-looking statements that are based on management’s current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. Actual results, performance or events may differ materially from those in such statements due to a number of factors, including, without limitation: (1) changes in general economic conditions, in particular economic conditions in ING’s core markets, (2) changes in performance of financial markets, including developing markets, (3) potential consequences of the United Kingdom leaving the European Union or a break-up of the euro, (4) changes in the fiscal position and the future economic performance of the US including potential consequences of a European sovereign debt crisis (5) potential consequences of a European sovereign debt crisis (6) changes in the availability of, and costs associated with, sources of liquidity such as interbank funding, (7) changes in the conditions in the credit and capital markets generally, including changes in borrower and counterparty creditworthiness, (8) changes affecting interest rate levels, (9) inflation and deflation in our principal markets, (10) changes affecting currency exchange rates, (11) changes in investor and customer behaviour, (12) changes in general competitive factors, (13) changes in or discontinuation of ‘benchmark’ indices, (14) changes in laws and regulations and the interpretation and application thereof, (15) changes in compliance obligations including, but not limited to, those posed by the implementation of DAC6, (16) geopolitical risks, political instability and policies and actions of governmental and regulatory authorities, (17) changes in standards and interpretations under International Financial Reporting Standards (IFRS) and the application thereof, (18) conclusions with regard to purchase accounting assumptions and methodologies, and other changes in accounting assumptions and methodologies including changes in valuation of issued securities and credit market exposure, (19) changes in ownership that could affect the future availability to us of net operating loss, net capital and built-in loss carry forwards, (20) changes in credit ratings, (21) the outcome of current and future legal and regulatory proceedings, (22) operational risks, such as system disruptions or failures, breaches of security, cyber-attacks, human error, changes in operational practices or inadequate controls including in respect of third parties with which we do business, (23) risks and changes related to cybercrime including the effects of cyber-attacks and changes in legislation and regulations related to cybersecurity and data privacy, (24) the inability to protect our intellectual property and infringement claims by third parties, (25) the inability to retain key personnel, (26) business, operational, regulatory, reputation and other risks in connection with climate change, (27) ING’s ability to achieve its strategy, including projected operational synergies and cost-saving programmes and (28) the other risks and uncertainties detailed in the most recent annual report of ING Groep N.V. (including the Risk Factors contained therein) and ING’s more recent disclosures, including press releases, which are available on www.ING.com, (29) this document may contain inactive textual addresses to internet websites operated by us and third parties. Reference to such websites is made for information purposes only, and information found at such websites is not incorporated by reference into this document. ING does not make any representation or warranty with respect to the accuracy or completeness of, or take any responsibility for, any information found at any websites operated by third parties. ING specifically disclaims any liability with respect to any information found at websites operated by third parties. ING cannot guarantee that websites operated by third parties remain available following the publication of this document, or that any information found at such websites will not change following the filing of this document. Many of those factors are beyond ING’s control.

Any forward looking statements made by or on behalf of ING speak only as of the date they are made, and ING assumes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or for any other reason.

This document does not constitute an offer to sell, or a solicitation of an offer to purchase, any securities in the United States or any other jurisdiction.

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